SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. _)

Clear Skies Solar, Inc.
(Name of Issuer)

COMMON STOCK, PAR VALUE$0.001 PER SHARE
(Title of Class of Securities)

184681104
(CUSIP Number)

Clear Skies Solar, Inc.
Attn: Arthur L. Goldberg
200 Old Country Road, Suite 610
Mineola, NY 11501-4241
(516) 282-7652
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 30, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box        .

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

Note:  Schedules  filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*  The  remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934  ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see  the Notes).

(Continued on following pages)

1		NAME OF REPORTING PERSONS Barry Honig I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) . (b) .
3		SEC USE ONLY
4		SOURCE OF FUNDS* WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 33,378,398(1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 33,378,398(1)
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,378,398(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* .
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%
14		TYPE OF REPORTING PERSON* IN

_______________________

1  Includes a warrant to purchase 22,147,101 shares of common stock subject to a 9.99% blocker provision

Item 1.  Security and Issuer.

This statement relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Clear Skies Solar, Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 200 Old Country Road, Suite 610, Mineola, NY 11501-4241.

Item 2. Identity and Background.

This statement is being filed by Barry Honig.  Mr. Honig provided consulting services to the Issuer.

During the past five years, Mr. Honig has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Barry Honig acquired the securities referred to in this Schedule 13D for investment purposes and not with the purpose or effect of changing or influencing control of the Issuer. Depending on market conditions and other factors, Mr. Honig may purchase additional shares of Common Stock in the open market or in private transactions. Subject to the availability of Common Stock at prices deemed favorable by Mr. Honig, Mr. Honig's liquidity, the financial condition and results of operations of the Company, and general economic and market conditions prevailing at the time, Mr. Honig reserves the right to, and may in the future, purchase additional shares of Common Stock from time to time in the open market, through privately negotiated transactions, or otherwise.

Item 4. Purpose of Transaction.

All of the Issuer’s securities owned by Barry Honig have been acquired for investment purposes only.  Except as set forth above, Mr. Honig has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D.  Mr. Honig may, at any time, review or reconsider his position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.  Interest in Securities of the Issuer.

As of August 9, 2010, Barry Honig beneficially owned 33,378,398 shares or 9.99% of the Issuer’s Common Stock which includes 22,147,101 shares of Common Stock immediately issuable upon the exercise of a Common Stock purchase warrant with an expiration date of August 29, 2010 (the “Warrant”).  Mr. Honig may not exercise the Warrant if the amount of Common Stock owned by Mr. Honig after such exercise would exceed 9.99%of the then issued outstanding shares of Common Stock outstanding at that time. Mr. Honig has the sole power to vote or dispose of all of his shares.

In the sixty days prior to July 30, 2010, the date of the event requiring the filing of this statement, Mr. Honig did not engage in any transactions involving the Issuer’s common stock except for the following:

On July 12, 2010 Mr. Honig acquired 3,760,594 shares of Common Stock in connection with the conversion of a convertible promissory note.

Between the dates of July 2, 2010 and July 26, 2010, Mr. Honig sold an aggregate of 3,241,959 shares of common stock of the Issuer in various transactions in the open market.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Barry Honig and any other person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

August 9, 2010

/s/ Barry Honig

Barry Honig